March 14, 2013

Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549
Attn: Kevin L. Vaughn
      Accounting Branch Chief

RE: UQM Technologies, Inc.
       Form 10-K for the fiscal year ended March 31, 2012
       Filed May 24, 2012, File No. 001-10869
       Form 10-Q for the quarter ended December 31, 2012
       Filed January 31, 2013, File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated February 28, 2013 for convenience, we have restated the comments from your letter below, followed by our response):

Form 10-K for the fiscal year ended March 31, 2012

Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Percentage of Completion Revenue Recognition on Long-term Contracts

Comment No. 1:  We note that the amount of your contract service revenue recognized is significantly impacted by management's estimates of total project costs to be incurred to complete your projects.  Please revise future filings to discuss how you develop your estimates of total project costs.  Tell us how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Response:  In our future filings we will modify our critical accounting policy disclosure regarding percentage of completion revenue recognition on long-term contracts to include the elements in your comment as follows:

"We recognize revenue on development projects funded by our customers using the percentage-of-completion method. Under this method, contract services revenue is based on the percentage that costs incurred to date bear to management's best estimate of the total costs to be incurred to complete the project. Many of these contracts involve the application of our technology to customers' products and other applications with demanding specifications. Estimated costs for each project are developed by our engineering staff based upon a progression of technical tasks required to attain the project's objectives.  These estimates typically include the number of hours of work required by each category of personnel, the cost of subcontracts, materials and components, as well as costs for consultants and project related travel.   These estimated costs are reviewed throughout the project and revised quarterly, if necessary, to accurately reflect our best estimate of the remaining costs necessary to complete the project. Management's best estimates have sometimes been adversely impacted by unexpected technical challenges requiring additional analysis and redesign, failure of electronic components to operate in accordance with manufacturers published performance specifications, unexpected prototype failures requiring the purchase of additional parts, changes in actual overhead costs versus estimated overhead costs and a variety of other factors that may cause unforeseen delays and additional costs. It is reasonably likely that estimated project costs to complete the projects in process at [quarter-end date] could change materially in the future, and any modification of management's current estimate of total project costs to be incurred could result in material changes in the profitability of affected projects or result in material losses on any affected projects."

We advise the Staff of the following regarding the accuracy of our estimates for the fiscal year ended March 31, 2012:

 Changes in the final project costs for projects in process during the fiscal year varied from -7 percent to +0 percent when compared to estimated total costs for these projects at the beginning of the fiscal year.  The average change for these projects was 4 percent.  The estimates of total project costs are reasonably likely to change in the future due to the factors described in the expanded disclosure above.

Form 10-Q for the quarter ended December 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

Comment No. 2:  We note that as of December 31, 2012 you had significant inventory related to your agreement with CODA. Given the financial difficulties associated with CODA and your corresponding write-off of all accounts receivables due from them, please explain to us why you believe that your inventory related to CODA is not impaired as of December 31, 2012. Notwithstanding the disclosures on page 20 that "the PowerPhase Pro system associated with the CODA production program is right sized for many passenger cars, medium-duty trucks and marine applications and we have already begun to sell units out of the CODA-designated inventories to other customers and utilize certain components in our other products", please provide us with a detailed explanation of the process you undertook to determine that you will be able to fully realize the inventory recorded at December 31, 2012 related to CODA.

Response:  CODA-designated inventories refer to PowerPhase Pro 100 systems and their components purchased in anticipation of fulfilling orders under the Supply Agreement with CODA.  These assembled systems and unassembled raw materials are saleable to other customers as is, or in many cases with minor modification at power ratings ranging from 100 kilowatts to 135 kilowatts.

The Company specifically considered the following factors in its analysis leading to a determination that we expect to be able to fully realize the recorded value of inventories originally purchased in contemplation of fulfillment of orders for CODA:

  The global demand for electric propulsion systems with peak power ratings between 100 kilowatts and 135 kilowatts in automotive, truck and marine markets and the competitive profile of the Company's PowerPhase Pro electric propulsion systems in these market sectors.

  The current pricing of rare earth materials, the pricing trend of these materials and the expected impact on the competitive profile of the PowerPhase Pro electric propulsion system.

  The risk of obsolescence for the PowerPhase Pro system over the expected selling period.

  Demand from customers other than CODA who have purchased the PowerPhase Pro system in the past and the prospects for future purchases.

  Potential demand for the PowerPhase Pro system from identified customers who are considering purchasing the PowerPhase Pro system, but have not yet done so.

  The potential to identify additional customers for the PowerPhase Pro system who are not currently engaged with the company in the sales cycle.

  Additional costs that may be required to modify the PowerPhase Pro system to meet the specifications of new customers, including software modifications and changes in the physical attributes, such as output shaft interfaces.

  The ability to return certain non-custom components to suppliers and the associated costs, if any.

  The ability to utilize PowerPhase Pro components in other products manufactured by the Company.

 Further, as a result of the consideration of these factors, management concluded that excess magnet costs incurred during a period of significant price escalation for these rare earth materials was unlikely to be recoverable from future customers for the PowerPhase Pro system.  Under Amendment One to the Supply Agreement with CODA (copy filed as exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter-ended September 30, 2011), these excess magnet costs were to be paid by CODA.  Accordingly, at December 31, 2012 the Company recorded a lower-of-cost-or market impairment charge of $1,353,068 to adjust the cost of magnets held in inventory to current market price.  This charge was included in the Company's statement of operations for the quarter and nine months ended December 31, 2012 under the caption "Impairment of assets under Supply Agreement."

Comment No. 3.  In a related matter, we see disclosures on page 20 that "In the event CODA is unable to secure funding, we may record additional charges in future periods associated with settling outstanding purchase obligations to some of our suppliers." Please tell us more about the referenced purchase obligations and the U.S. GAAP you considered when concluding no additional charges related thereto were required to be recorded in this quarter.

Response:  The purchase obligations of the Company are disclosed under the heading "Contractual Obligations" on page 26.  Footnote 1 to the table of contractual obligations discloses that the Company's purchase obligations consist of blanket purchase orders, which are generally cancellable.  It further discloses that if these orders are cancelled we may incur cancellation charges.  At December 31, 2012, the Company's Supply Agreement with CODA remained in effect, although we deemed there to be substantial uncertainty regarding CODA's ability to honor their obligations to us under the Supply Agreement, including the reimbursement for commercially reasonable purchases of materials held as inventory.  In light of this uncertainty, management recognizes that it may be necessary for the Company to cancel purchase orders with its suppliers for materials related to the CODA program in future periods, unless any cancellation charges are substantial, in which case we would elect to take delivery of the product.  In addition, the Company continues to see demand for these products from other customers.      We advise the Staff that at quarter end and at the time of filing the Form 10-Q, the Company  has not yet begun discussions with any vendors beyond requesting preliminary documentation to support potential asserted claims. There may also be additional claims that have not yet been asserted by vendors.  The Company's payment obligations to vendors, if any, will ultimately depend on the vendor's ability to support that the costs asserted are permitted under the terms of their specific purchase contract and management's determination of whether taking additional purchases, in lieu of cancelling the purchase orders, would result in inventory levels in excess of projected demand.  The amount of any vendor claim, once properly documented, will be subject to future negotiation in determining the amount of the obligation to be paid by the Company.  Pursuant to the guidance in ASC 450-20-25, the Company did not recognize any additional charges related to the purchase obligations, as the amount of loss cannot be reasonably estimated.  However, the Company determined that it was reasonably possible that it may incur a payment obligation under some of these purchase contracts and pursuant to ASC 450-20-50, disclosed the potential for future charges arising from the settlement of these outstanding purchase obligations.

In response to your request, we acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss any of our responses.

Very truly yours,
UQM Technologies, Inc.

/s/DONALD A. FRENCH
Donald A. French
Treasurer